Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

RECORD DATE FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Reference is made to the announcements (the “Announcements”) of OneConnect Financial Technology Co., Ltd. (the “Company”) dated November 24, 2022, December 15, 2022 and January 13, 2023 with respect to the discloseable transaction and connected transaction in relation to the disposal of equity interests in Puhui Lixin. Capitalized terms used herein shall have the same meanings as those defined in the Announcements unless the context requires otherwise.

The Board announces that the record date for the purpose of determining the eligibility of the Shareholders to attend and vote at the forthcoming EGM will be as of the close of business on Friday, March 3, 2023, Hong Kong time (the “Share Record Date”).

In order to be eligible to attend the EGM, all valid documents for the transfers of Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, no later than 4:30 p.m. on March 3, 2023, Hong Kong time; and with respect to Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 3:30 p.m. on March 2, 2023, Cayman Islands time (due to the time difference between Cayman Islands and Hong Kong). All persons who are registered holders of the Shares on the Share Record Date will be entitled to attend and vote at the EGM.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on March 3, 2023, New York time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Shares must give voting instructions to JPMorgan Chase Bank, N.A., the depositary of the ADSs (the “Depositary”). Please be aware that, because of the time difference between Hong Kong and New York, any ADS holders that cancel their ADSs in exchange for ordinary shares on Friday, March 3, 2023, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the ordinary shares represented by such canceled ADSs as of the Share Record Date for the purpose of determining the eligibility to attend and vote at the EGM.

Details including the date and location of the EGM will be set out in a notice of EGM to be issued and provided to holders of Shares and ADSs together with the proxy materials in due course.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, February 16, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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